Total Return Securities Fund SC TO-I/A

Exhibit 99.(a)(5)(iii)

Total Return Securities Fund Announces Results of Tender Offer

January 21, 2026 — Total Return Securities Fund (NYSE: SWZ) (f/k/a The Swiss Helvetia Fund) (the “Fund”) announced today that its tender offer to purchase up to 4 million of the Fund’s shares for cash expired at 5:00 p.m., New York City time, on January 20, 2026. Based on information provided by Equiniti Trust Company, LLC, the depositary for the tender offer, a total of 12,035,603.471 shares were validly tendered. As more than 4 million shares were validly tendered, the number of shares accepted for payment by the Fund at a price of 98% of the per share net asset value as of the close today of the regular trading session of the New York Stock Exchange will be prorated.

For information, please contact: InvestorCom, the Fund’s information agent for the tender offer, at (877) 972-0090